EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	THREE MONTHS ENDED MARCH 31,
	2003	2004
Loss before cumulative effect of change in accounting principle	$(66,981)	$(64,967)
Dividends on preferred stock, net of gains on purchases of preferred stock	(14,371)	(9,696)

Loss before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(81,352)	(74,663)
Cumulative effect of change in accounting principle	(2,035)	—

Net loss applicable to common stock for basic and diluted computations	$(83,387)	$(74,663)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	216,958	219,294

Per common share—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.37)	$(0.34)
Cumulative effect of change in accounting principle	(0.01)	—

Net loss	$(0.38)	$(0.34)